No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF September 2008

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

Honda Motor Co., Ltd. filed its consolidated financial statements for the fiscal three months ended June 30, 2008 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for
Business Management Operations
Honda Motor Co., Ltd.

Date: October 3, 2008

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

June 30, 2008

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

June 30, 2008 and March 31, 2008

	Yen (millions)
	June 30, 2008	March 31, 2008
	unaudited	audited
Assets
Current assets:
Cash and cash equivalents	¥1,049,877	¥1,050,902
Trade accounts and notes receivables, net of allowance for doubtful accounts of ¥9,072 million at June 30, 2008 and ¥8,181 million at March 31, 2008	971,714	1,021,743
Finance subsidiaries-receivables, net (note 2)	1,503,033	1,340,728
Inventories (note 3)	1,280,193	1,199,260
Deferred income taxes	144,986	158,825
Other current assets	422,768	460,110

Total current assets	5,372,571	5,231,568

Finance subsidiaries-receivables, net (note 2)	2,915,229	2,707,820

Investments and advances:
Investments in and advances to affiliates	573,543	549,812
Other, including marketable equity securities	221,857	222,110

Total investments and advances	795,400	771,922

Property on operating leases:
Vehicles	1,288,229	1,014,412
Less accumulated depreciation	139,662	95,440

Net property on operating leases	1,148,567	918,972

Property, plant and equipment, at cost:
Land	465,198	457,352
Buildings	1,453,255	1,396,934
Machinery and equipment	3,234,745	3,135,513
Construction in progress	234,013	227,479

	5,387,211	5,217,278
Less accumulated depreciation and amortization	3,137,349	3,015,979

Net property, plant and equipment	2,249,862	2,201,299

Other assets	758,758	783,962

Total assets	¥13,240,387	¥12,615,543

Liabilities, Minority Interests and Stockholders’ Equity
Current liabilities:
Short-term debt	¥1,849,112	¥1,687,115
Current portion of long-term debt	1,063,444	871,050
Trade payables:
Notes	38,783	39,006
Accounts	927,546	1,015,130
Accrued expenses (note 4)	691,682	730,615
Income taxes payable	59,492	71,354
Other current liabilities	304,731	264,280

Total current liabilities	4,934,790	4,678,550

Long-term debt, excluding current portion	1,931,248	1,836,652
Other liabilities (note 4)	1,471,060	1,414,270

Total liabilities	8,337,098	7,929,472

Minority interests in consolidated subsidiaries	141,060	141,806

Stockholders’ equity:
Common stock, authorized 7,086,000,000 shares at June 30, 2008 and at March 31, 2008: issued 1,834,828,430 shares at June 30, 2008 and at March 31, 2008	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	41,757	39,811
Retained earnings	5,237,725	5,099,983
Accumulated other comprehensive income (loss), net (note 5)	(703,925)	(782,198)
Treasury stock, at cost 20,289,845 shares at June 30, 2008 and 20,290,531 shares at March 31, 2008	(71,924)	(71,927)

Total stockholders’ equity	4,762,229	4,544,265

Commitments and contingent liabilities
Total liabilities, minority interests and stockholders’ equity	¥13,240,387	¥12,615,543

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the three months ended June 30, 2008

Yen (millions)
June 30, 2008
unaudited
Net sales and other operating revenue	¥2,867,221

Operating costs and expenses:
Cost of sales	2,040,454
Selling, general and administrative	468,273
Research and development	137,147

2,645,874

Operating income	221,347

Other income:
Interest	10,841
Other	19,401

30,242

Other expenses:
Interest	6,152
Other	10,342

16,494

Income before income taxes, minority interest and equity in income of affiliates	235,095

Income tax (benefit) expense:
Current	41,606
Deferred	44,552

86,158

Income before minority interest and equity in income of affiliates	148,937

Minority interest in income of consolidated subsidiaries	(7,519)
Equity in income of affiliates	38,193

Net income	¥179,611

Yen
June 30, 2008
Basic net income per common share (note 8):	¥98.98

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the three months ended June 30, 2008

Yen (millions)
June 30, 2008
unaudited
Cash flows from operating activities:
Net income	¥179,611
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	100,720
Depreciation of property on operating leases	39,728
Deferred income taxes	44,552
Minority interest in income	7,519
Equity in income of affiliates	(38,193)
Dividends from affiliates	5,817
Provision for credit and lease residual losses on finance subsidiaries-receivables	15,682
Loss (gain) on derivative instruments, net	(11,346)
Decrease (increase) in assets:
Trade accounts and notes receivable	88,139
Inventories	(53,683)
Other current assets	38,062
Other assets	1,923
Increase (decrease) in liabilities:
Trade accounts and notes payable	(76,707)
Accrued expenses	(66,141)
Income taxes payable	(5,333)
Other current liabilities	31,505
Other liabilities	32,727
Other, net	(4,046)

Net cash provided by operating activities	330,536

Cash flows from investing activities:
Increase in investments and advances	(145)
Decrease in investments and advances	726
Payments for purchases of available-for-sale securities	—
Proceeds from sales of available-for-sale securities	1,191
Payments for purchases of held-to-maturity securities	(10,152)
Proceeds from redemptions of held-to-maturity securities	10,455
Capital expenditures	(178,118)
Proceeds from sales of property, plant and equipment	6,753
Acquisitions of finance subsidiaries-receivables	(907,066)
Collections of finance subsidiaries-receivables	624,750
Proceeds from sales of finance subsidiaries-receivables	135,457
Purchases of operating lease assets	(217,671)
Proceeds from sales of operating lease assets	13,021

Net cash used in investing activities	(520,799)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net	78,433
Proceeds from long-term debt	406,322
Repayments of long-term debt	(234,790)
Cash dividends paid (note 6)	(39,921)
Cash dividends paid to minority interests	(3,480)
Payments for purchases of treasury stock, net	1

Net cash provided by financing activities	206,565

Effect of exchange rate changes on cash and cash equivalents	(17,327)

Net change in cash and cash equivalents	(1,025)

Cash and cash equivalents at beginning of the period	1,050,902

Cash and cash equivalents at end of the period	¥1,049,877

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) General and Summary of Significant Accounting Policies

(a)	Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of management, all adjustments which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2008 consolidated financial statements and notes thereto included in Honda Motor Co., Ltd. and Subsidiaries Annual Report for the year ended March 31, 2008. Consolidated financial statements for the year ended March 31, 2008 are derived from the audited consolidated financial statements, while consolidated financial statements for the three months ended June 30, 2008 are unaudited.

(b)	Basis of Presenting Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with U.S. generally accepted accounting principles.

(c)	Changes in Accounting Procedures for Consolidated Quarterly Financial Results

1.	Fair value measurements

Honda adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” effective April 1, 2008. This statement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, and emphasizes that a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability.

In February 2008, FASB issued FASB staff position (FSP) No. FAS 157-2 “Effective date of FASB statement No. 157”. This FSP delays the effective date for SFAS No. 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

The adoption of this statement does not have a material impact on the Company’s consolidated financial position or results of operations.

The company has omitted disclosures required by this statement.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2.	The fair value option for financial assets and financial liabilities

Honda adopted Statement of Financial Accounting Standards (SFAS) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of SFAS No. 115” effective since April 1, 2008. This statement permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. Honda has not elected the fair value option for the three months ended June 30, 2008. Accordingly, the adoption has no impact on the Company’s consolidated financial position or results of operations.

(d)	Accounting Policies Specifically Applied for Quarterly Consolidated Financial Statements

Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes, minority interest and equity in income of affiliates for the three months ended June 30, 2008. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

(2) Allowances for Finance Subsidiaries-receivables

	Yen (millions)
	June 30, 2008	March 31, 2008
Finance subsidiaries-receivables
Allowance for credit losses	¥33,966	¥33,354
Allowance for losses on lease residual values	27,272	24,887

(3) Inventories

Inventories at June 30, 2008 and March 31, 2008 are summarized as follows:

	Yen (millions)
	June 30, 2008	March 31, 2008
Finished goods	¥822,709	¥755,122
Work in process	42,732	38,756
Raw materials	414,752	405,382

	¥1,280,193	¥1,199,260

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4) Product Warranties

The changes in provisions for product warranties for the three months ended June 30, 2008 and the year ended March 31, 2008 are as follows:

	Yen (millions)
	June 30, 2008	March 31, 2008
Balance at beginning of the period	¥293,760	¥317,103
Warranty claims paid during the period	(30,514)	(137,591)
Liabilities accrued for warranties issued during the period	27,293	136,355
Changes in liabilities for pre-existing warranties during the period	707	(1,476)
Foreign currency translation	9,561	(20,631)

Balance at end of the period	¥300,807	¥293,760

(5) Comprehensive income (loss)

Comprehensive income (loss) for the three months ended June 30, 2008 is as follow:

Yen (millions)
June 30, 2008
Net income	¥179,611
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	75,891
Unrealized gains (losses) on marketable securities, net	449
Unrealized gains (losses) on derivative instruments, net	(492)
Pension and other postretirement benefits adjustments	2,425

Total comprehensive income	¥257,884

(6) Information Related to Stockholders’ Equity

For three months ended June 30, 2008

(a)	Information concerning cash dividends

1.	Dividend payout

Resolution	The ordinary general meeting of shareholders on June 24, 2008
Type of shares	Common stock
Total amount of dividends (million yen)	39,921
Dividend per share of common stock (yen)	22.00
Record date	March 31, 2008
Effective date	June 25, 2008
Resource for dividend	Retained earnings

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2.	Dividend payable for the three months ended June 30, 2008, effective after the period

Resolution	The board of directors meeting on July 25, 2008
Type of shares	Common stock
Total amount of dividends (million yen)	39,921
Dividend per share of common stock (yen)	22.00
Record date	June 30, 2008
Effective date	August 25, 2008
Resource for dividend	Retained earnings

(b)	Significant changes in stockholders’ equity

None

(7) Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts	Research & Development Manufacturing Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products Others

Power product and other businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Others

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Segment Information

As of and for the three months ended June 30, 2008

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥393,048	¥2,228,013	¥145,805	¥100,355	¥2,867,221	—	¥2,867,221
Intersegment	—	—	3,719	6,486	10,205	(10,205)	—

Total	¥393,048	¥2,228,013	¥149,524	¥106,841	¥2,877,426	¥(10,205)	¥2,867,221

Segment income	¥31,153	¥161,212	¥28,773	¥209	¥221,347	—	¥221,347

Assets	¥1,190,452	¥5,881,184	¥6,472,006	¥317,344	¥13,860,986	¥(620,599)	¥13,240,387
Depreciation and amortization	¥12,375	¥84,768	¥39,955	¥3,350	¥140,448	—	¥140,448
Capital expenditures	¥22,961	¥124,140	¥217,872	¥3,197	¥368,170	—	¥368,170

Explanatory notes:

1.	Segment income is measured in a consistent manner with consolidated operating income, which is net income before other income, other expenses, income tax (benefit) expense, minority interest in income, and equity in income of affiliates. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.	Assets of each segment are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

4.	Unallocated corporate assets, included in reconciling items, amounted to ¥327,583 million as of June 30, 2008, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

5.	Depreciation and amortization of Financial Services Business include ¥39,728 million for the three months ended June 30, 2008, of depreciation of property on operating leases.

6.	Capital expenditures of the Financial Services Business include ¥217,671 million for the three months ended June 30, 2008, of purchase of operating lease assets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Supplemental Geographical Information

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information as required by Financial Instruments and Exchange Law:

(1) Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2008

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥465,279	¥1,435,035	¥332,731	¥360,481	¥273,695	¥2,867,221	—	¥2,867,221
Transfers between geographic areas	684,323	58,143	31,807	75,762	20,099	870,134	(870,134)	—

Total	¥1,149,602	¥1,493,178	¥364,538	¥436,243	¥293,794	¥3,737,355	¥(870,134)	¥2,867,221

Operating income	¥37,910	¥94,583	¥11,293	¥48,333	¥36,307	¥228,426	¥(7,079)	¥221,347

Assets	¥3,104,187	¥7,491,284	¥994,795	¥1,139,981	¥584,657	¥13,314,904	¥(74,517)	¥13,240,387
Long-lived assets	¥1,082,792	¥1,872,357	¥173,941	¥259,924	¥125,495	¥3,514,509	—	¥3,514,509

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

2.	Operating income of each geographical region is measured in a consistent manner with consolidated operating income, which is net income before other income, other expenses, income tax (benefit) expense, minority interest in income, and equity in income of affiliates.

3.	Assets of each geographical region are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets.

4.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.	Unallocated corporate assets, included in reconciling items, amounted to ¥ 327,583 million as of June 30, 2008, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2) Overseas sales and revenues based on the location of the customer

Yen (millions)
June 30, 2008
North America	¥1,428,063
Europe	330,123
Asia	436,531
Other regions	320,841

Explanatory notes:

Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

(8) Per Share Data

(a)	Net Asset per Share

	Yen
	June 30, 2008	March 31, 2008
Net asset per share	¥2,624.48	¥2,504.36

(b)	Net Income per Common Share

Yen
June 30, 2008
Basic net income per common share	¥98.98

* Diluted net income per common share is not provided as there is no potential dilution effect.

* The basis of computation of basic net income per common share is as follow:

Yen (millions)
June 30, 2008
Net income	¥179,611
Amount not applicable to common stock	—
Net income applicable to common stock	¥179,611
Weighted average number of common shares	1,814,538,902 shares

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9) Subsequent Event

No relevant information